EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class A ordinary shares, CHF 0.10 par value per share, of On Holding AG is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 30, 2021

/s/ Marc Lemann Marc Lemann

MAAI Ltd.

By:	/s/ Marc Lemann
	Name:	Marc Lemann
	Title:	Director

By:	/s/ Ruth Eloise Beneby
	Name:	Ruth Eloise Beneby
	Title:	Director